82-1209

GGL DIAMOND CORP.

04024983

...is Street Tel: (604) 688-0546
...Ja Fax: (604) 688-0378
V6B 1N2

April 27, 2004

SUPPL

PRESS RELEASE

EXPLORATION UPDATE -- CH-PROJECT, NWT

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX-Venture)** is pleased to provide a drilling report on the Zip-De targets and an update on the CH exploration project area, consisting of 311,822 acres on the central Slave Craton in the Northwest Territories, Canada.

Drilling on the Zip-De property, located 75 kilometres west of the Ekati Diamond Mine, began in early April to test four lake-based kimberlite targets, Zi03-A002, Zi03-A006, Zi03-A007, and Zi03-A018. Anomaly Zi03-A018 was not drilled during this program due to the lack of a nearby source of water. The three other targets were drilled.

Three types of geophysical signatures were tested in this drilling program: weak magnetic high/strong electromagnetic, magnetic high/strong electromagnetic, and magnetic low/weak electromagnetic signatures. Two vertical core holes were drilled into each of the three targets for a total of 285.7 metres. In each case, no kimberlite was intercepted. The electromagnetic signatures have been attributed to two metres of massive to semi-massive pyrrhotite with trace pyrite and possibly arsenopyrite in target Zi03-A007 and stringers of similar sulphides in target Zi03-A006. Sections of core will be submitted for geochemical analysis to test for economic mineralization including gold.

Ground geophysical surveys are in progress on other CH Project claims. To date, ground magnetic, electromagnetic and gravity surveys have been completed on 13 kimberlitic targets on six CH properties; Zip-De, Starfish, Seahorse, G, MacKay, and Courageous. Based on the data obtained and analyzed from these surveys, targets that also have indicator mineral support will be selected for drilling.

An airborne geophysical survey is scheduled to start in May on the Courageous, Seahorse and Winter Lake North/South properties. Nearly 8,000 line kilometres will be flown, using the Fugro Resolve magnetic/electromagnetic system.

De Beers Canada Exploration Inc. is currently conducting a ground gravity survey on the Doyle Lake property. A total of 4,600 gravity stations are planned – 4,000 stations on the main grid and 600 on three anomalies outside the main grid. At the present time, approximately 1,300 stations have been collected on the main grid. We anticipate this work will be completed by mid-late May. Drill targets emerging from the data will be selected for testing.

A drill program for the Fishback project is scheduled to begin in June 2004. The drilling contract has been signed with Connors Drilling and all land use permits have been approved. The drilling, to test the area under the 'Big Hole' for the presence of kimberlite, will be collared on land and drilled at an incline. We are anticipating that this hole will be greater than 600 metres in length and take two to three weeks to complete.

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

5/11

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.